Filed by Nuveen Floating Rate Income Fund

(Commission File No. 333-269484)

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

PO Box 43131 Providence, RI 02940-3131	Subject Company: Nuveen Short Duration Credit Opportunities Fund (Commission File No. 811-22518)

RESPONSE NEEDED

Re: Your investment in Nuveen Funds

Dear Valued Shareholder:

We have been trying to contact you regarding an important proposal pertaining to your investment in a Nuveen Fund.

Please call us toll-free at

1- 877-225-6862

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments.

You WILL NOT be asked for confidential information and your call will be recorded for your protection.

Hours of Operation:

•	Monday through Friday - 10:00 a.m. to 11:00 p.m. ET

•	Saturday - 12:00 p.m. to 6:00 p.m. ET

Thank you in advance for your participation.